UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of September 2009
001-33444
(Commission File Number)

Eurand N.V.
(Translation of registrant’s name into English)
Olympic Plaza
Fred. Roeskestraat 123
1076 EE Amsterdam, The Netherlands
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:
Form 20-F ☑      Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: Yes ☐      No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

EXPLANATORY NOTE
     Eurand N.V. (the “Company”) is filing this Form 6-K/A, which amends and restates its report on Form 6-K filed on August 31, 2009 regarding the Agreement (as defined below), in order to provide updated disclosures and a revised redacted version of the Agreement.
INFORMATION CONTAINED IN THIS FORM 6-K REPORT
     On August 28, 2009, the Company announced that the U.S. Food and Drug Administration (“FDA”) granted final approval of the Company’s New Drug Application (“NDA”) for ZENPEP™, a porcine-derived proprietary enzyme replacement product for the treatment of exocrine pancreatic insufficiency. On January 3, 2006, the Company entered into a supply contract (the “Agreement”) with Nordmark Arzneimittel GmbH & Co. (“Nordmark”), under which Nordmark is our non-exclusive manufacturer and supplier of Pancreatin, the primary component of ZENPEP™. As a result of receiving marketing authorization for ZENPEP™ in the United States, the term of the Agreement has commenced and will continue for a five-year period, unless earlier terminated. Each party shall have the right to terminate the Agreement if the other party fails to perform certain of its obligations under the Agreement or if either party liquidates its business, makes an arrangement for the benefit of its creditors or is submitted to any other insolvency procedure. Under the Agreement, each party shall indemnify each other from any liability attributable to, among other things, such party’s negligence, willful wrongful acts, breach of representations and warranties in the Agreement, and certain product liability claims. Such indemnification shall be limited to five million euros per claim per year and up to a maximum of ten million euros per year. Currently, Nordmark is our sole supplier of Pancreatin.
EXHIBIT INDEX
10.1	Supply Contract, dated as of January 3, 2006, by and among Eurand S.p.A. and Nordmark Arzneimittel GmbH & Co. (filed herewith). †

†	Confidential treatment has been requested for certain portions of this exhibit, which portions have been omitted and filed separately with the Securities and Exchange Commission.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: September 21, 2009

EURAND N.V. (Registrant)
By:	/s/ Manya S. Deehr
Manya S. Deehr
Chief Legal Officer and Secretary